FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC TRINKAUS & BURKHARDT AG
THIRD QUARTER 2011 RESULTS

• Pre-tax profit up 6.9% to €172.7m (first nine months of 2010: €161.6m)
• Operating profit down by 2.9% to €162.1m (first nine months of 2010: €166.9m)
• Net interest income up 12.7% to €109.3m (first nine months of 2010: €97.0m)
• Net fee income up 2.2% to €296.0m (first nine months of 2010: €289.7m)
• Tier 1 capital ratio remains strong at 12.7% (31 December 2010: 13.0%)
• Customer deposits grew by 26.7% to €12.8bn (31 December 2010: €10.1bn)

Overview
In an increasingly challenging environment that is exacerbated by the sovereign debt crisis, HSBC Trinkaus & Burkhardt AG ('HSBC Trinkaus') reported pre-tax profits for the first nine months of 2011 slightly ahead of the record results for the first nine months of 2010. Pre-tax profit grew by 6.9% to €172.7m (first nine months of 2010: €161.6m). Operating profit of €162.1m was slightly below that of the first nine months of 2010 (€166.9m). Customer deposits grew significantly, increasing by 26.7% to €12.8bn (31 December 2010: €10.1bn). In times of major uncertainty and growing scepticism vis-à-vis financial institutions, this underlines the confidence clients place in the bank's business model. Thanks to its successful business model and being part of the HSBC Group, one of the world's largest banking and financial services organisations, HSBC Trinkaus remains well-positioned for the future. The 'AA' rating, last confirmed by Fitch in April 2011, is testimony to the bank's stability; HSBC Trinkaus retains the best Fitch rating of any of the German private commercial banks.

Financial commentary
Net interest income increased 12.7% to €109.3m (first nine months of 2010: €97.0m), due primarily to higher lending volumes and wider margins earned on deposits.

Loan impairment and other credit risk provisions recorded a net release of €12.8m compared with a net charge of €1.3m in the first nine months of 2010. The bank released individually assessed impairments and no additional impairments were required in the third quarter. No impairments were taken against Eurozone country exposures, as the bank has no significant exposure to Eurozone peripheral sovereign debt.

Net fee income of €296.0m was 2.2% higher than in the first nine months of 2010 (€289.7m). This was largely due to higher levels of fee income from client-driven foreign exchange and derivatives business as the bank's clients increased hedging requirements in the volatile exchange rate environment.

Net trading income declined by 10.6% to €96.3m (first nine months of 2010: €107.7m), mainly in bond and interest rate derivatives trading as widening credit spreads led to valuation losses. Equities and equity index-linked derivatives continues to be the bank's most important source of earnings in net trading income. The bank reported slightly higher results from these areas compared to the first nine months of 2010, reflecting the bank's successful strategy of focusing its trading activities towards supporting the client.

The increase in net other income to €18.6m compared to €7.5m in the first nine months of 2010 reflects the one-off gains arising in the first half of 2011, including the gain on the sale of a real estate property in Germany.

Administrative expenses were 8.7% higher at €367.2m (first nine months of 2010: €337.8m). This was largely due to an increased headcount and higher administrative expenses to further improve processes as part of HSBC Trinkaus' growth strategy. The bank levy payable for the first time in 2011 also contributed to this increase. At 69.7%, the cost efficiency ratio remained just within the bank's target range of 65% to 70%, which is comparatively high due to the bank's strong focus on fees and commissions. HSBC Trinkaus is following this development very closely and has taken various measures to control costs. Further recruitment is being carried out only on a very selective basis.

Income from financial assets increased significantly to €6.5m (first nine months of 2010: loss of €1.6m) reflecting net gains on the sale of financial assets.

There was a strong growth in total assets of 34.9% compared to 31 December 2010 (€18.6bn) to €25.1bn. This was mainly due to a few large scale interbank transactions on the reporting date. Accounting for over 50% of total liabilities, customer deposits remain the bank's main source of financing, underlining that the bank is perceived to be a safe haven in turbulent market conditions. Loans and advances to customers grew by more than a quarter to just under €4bn as a result of an increase in market share of Corporate Banking business.

HSBC Trinkaus remains highly liquid and has invested a substantial portion of its surplus liquidity in highly liquid, first-class bonds as well as in repo transactions on Eurex. HSBC Trinkaus' capital ratio stands at 16.9% (31 December 2010: 17.2%) and its tier 1 capital ratio is 12.7%. The bank already fulfils the future requirements under Basel III and has sufficient capital for planned business expansion.

Customer Groups
All customer groups were profitable with both the Private Banking and Corporate Banking segments able to increase their results. Private Banking recorded an increase in revenues from higher volumes in traditional asset management and asset management structures. In the Corporate Banking business, growth was recorded in interest and fee income from lending business, fee income from advisory mandates and the asset management business as well as net interest income from current accounts. The Institutional Clients segment reported strong increases in revenues in Asset Management and in the equities business as well as from equity capital market transactions. The Global Markets segment continued to make a significant, although lower, contribution to the overall result of the bank; higher revenues in equity derivatives and money market trading were not fully able to offset the decline in earnings from cash equities and from bond holdings. In view of the challenging financial market conditions, the relatively small decline in Global Markets results is considered a satisfactory result.

Outlook
With the exacerbating sovereign debt crisis and the continuing uncertainties in the capital markets, HSBC Trinkaus' performance is again testimony to the success of its business model, which is based on continuity and sustainability. Although the world economy has shown signs of further recovery in the first part of 2011, the uncertainty around the macro-economic prospects have increased significantly and the consensus forecasts for German economic growth in 2012 have been reduced. Volatile and unpredictable markets could negatively affect the bank's results. While these unsettled market conditions make the outlook difficult to predict, the bank continues to implement its growth strategy. On the basis of its sustainable business model, HSBC Trinkaus aims to continue to increase its market share across all lines of business and report results in line with prior-year.

Note to editors:

1. HSBC Trinkaus & Burkhardt AG
HSBC Trinkaus is one of Germany's leading commercial banks and a member of the HSBC Group, one of the world's largest banking and financial services organisations. With 2,566 employees HSBC Trinkaus can be found in seven locations in Germany in addition to the head office in Düsseldorf and has access to the global network of the HSBC Group. With total assets of €25.1bn and €119.8bn in funds under management and administration, the bank is the highest rated private commercial bank in Germany with a 'AA' Fitch Rating unchanged since December 2007. The bank's central target groups are high net worth private clients, corporate clients and institutional clients (all figures as at 30 September 2011).

2. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa. With assets of US$2,716bn at 30 September 2011, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 09 November 2011